# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Modular Medical, Inc., CIK 0001074871
CUSIP: 60785L207
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 10740 THORNMINT ROAD, SAN DIEGO, California (CA), 92127
Date of event which requires filing of this statement: 09/10/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002123016

## Reporting persons
- Pathfinder Asset Management Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; sole voting power 399,775; shared voting power 0; sole dispositive power 399,775; shared dispositive power 0; aggregate amount beneficially owned 399,775 (4.2% of the class)

## Item 1. Issuer
Name of issuer: Modular Medical, Inc.
Address of issuer's principal executive offices: 10740 THORNMINT ROAD, SAN DIEGO, CALIFORNIA, 92127.

## Item 2. Person Filing
Name of person filing: Pathfinder Asset Management Limited
Address of principal business office or, if none, residence: 1450 - 1066 West Hastings St., Van., BC, V6E 3X1
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail:
Foreign investment advisor (Canada)
Canadian portfolio manager and investment fund manager registered in various provinces

## Item 4. Ownership
Amount beneficially owned: As at Nov 4th, Pathfinder Asset Management Ltd owned 399,775 common shares
Percent of class: 4.21
Sole power to vote or to direct the vote: 399,775
Shared power to vote or to direct the vote: Not applicable
Sole power to dispose or to direct the disposition: 399,775
Shared power to dispose or to direct the disposition: Not applicable

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Pathfinder Asset Management Ltd: Victor Chan, Chief Compliance Officer (11/05/2026)